As filed with the Securities and Exchange Commission on September 16, 2002
                                                Registration No.
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                  SCHEDULE TO
                                  (RULE 13e-4)
                 TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        --------------------------------

                                   AT&T CORP.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                        --------------------------------

      CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                   -----------------------------------------

                                   001957109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           (UNDERLYING COMMON STOCK)

                    ----------------------------------------

                                 ROBERT S. FEIT
                 VICE PRESIDENT - CORPORATE AND SECURITIES LAW
                                   AT&T CORP.
                              295 NORTH MAPLE AVE.
                        BASKING RIDGE, NEW JERSEY 07920
                           Telephone: (908) 221-2000

                    (NAME, ADDRESS, AND TELEPHONE NUMBER OF
                    PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIIONS ON BEHALF OF FILING PERSONS)

                                  COPIES TO:

                              JEAN M. MCLOUGHLIN
                             DAVIS POLK & WARDWELL
                              1600 EL CAMINO REAL
                             MENLO PARK, CA 94025
                           Telephone: (650) 752-2000
                              Fax: (650) 752-2111

                           CALCULATION OF FILING FEE
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     TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
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          $243,518,190                                $22,403.67
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* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 116,677,796 shares of common stock of the AT&T Corp. will be exchanged pursuant to this offer. The aggregate value of such options was calculated on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder, equals the transaction value multiplied by $92.00 per million.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid:  Not applicable.
Form or Registration No.:  Not applicable
Filing party:  Not applicable.
Date filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange dated September 16, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is AT&T Corp., a New York corporation (the "Company or "AT&T"), and the address and telephone number of its principal executive office is 295 North Maple Avenue, Basking Ridge, New Jersey 07920,
(908)-221-2000. The information set forth in the Offer to Exchange under "Information About AT&T Corp." is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to its employees to exchange, for compensatory purposes, all Eligible Options (as defined below) for restricted stock units (the "Restricted Stock Units") that will represent the right to receive shares of common stock of the Company and will be granted under the AT&T 1997 Long Term Incentive Program, as amended (the "1997 Plan"), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit
(a)(1)(B). "Eligible Options" means all outstanding options to purchase shares of the Company's common stock, par value $1.00 per share, which have an exercise price per share of $16 or more and were granted under the 1997 Plan or the AT&T 1987 Long Term Incentive Program. An option


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holder is an "Eligible Employee" if he or she (i) holds Eligible Options, (ii)
is an active employee of, or on an approved leave of absence from, AT&T or one of its subsidiaries on both the date hereof and the expiration date of the Offer; (iii) was hired by AT&T prior to February 19, 2002 (or has returned to AT&T from Concert after such date); (iv) is not an employee of AT&T Broadband or one of its subsidiaries on the date hereof and the expiration date of the Offer; and (v) is not a senior executive of AT&T or an employee who is an E-level equivalent or higher with AT&T.

     As of August 1, 2002, there were Eligible Options to purchase 116,677,796 shares of the Company's common stock.

     The information set forth in the Offer to Exchange under "Summary Term Sheet", "Number Of Restricted Stock Units; Amount Of Special Cash Payment; Expiration Date", "Acceptance of Options for Cancellation; Issuance of Restricted Stock Units; Payment of Special Cash Payment", and "Source and Amount of Consideration; Terms of Restricted Stock Units" is incorporated herein by reference.

     (c) The information set forth in the Offer to exchange under Section "Price Range of Common Stock" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet", "Number Of Restricted Stock Units; Amount Of Special Cash Payment; Expiration Date", "Procedures; Acceptance of Options", "Withdrawal Rights", "Acceptance of Options for Cancellation; Issuance of Restricted Stock Units; Payment of Special Cash Payment", "Conditions of the Offer", "Source and Amount of Consideration; Terms of Restricted Stock Units", "Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer", "Legal Matters; Regulatory Approvals", "Material U.S. Tax Consequences", "International Income Tax Consequences", and "Extension of Offer; Termination; Amendment" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements About the Options" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Not applicable.


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     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements About the Options" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under "Purpose of the Offer" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under "Acceptance of Options for Cancellation; Issuance of Restricted Stock Units; Payment of Special Cash Payment" and "Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under "Purpose of the Offer" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under "Status of Options Accepted for Cancellation by Us in the Offer; Accounting Consequences of the Offer" and "Fees and Expenses" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under "Conditions of the Offer" is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements About the Options" is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements About the Options" is incorporated herein by reference.


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ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

     (b) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under "Information About AT&T Corp." and "Additional Information", and on pages 91 through 167 of the Company's Annual Report on Form 10-K for the fiscal year for the fiscal year ended December 31, 2001, and pages 2 through 27 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, is incorporated herein by reference.

     (b) Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under "Interests of Directors and Officers; Transactions and Arrangements About the Options" and "Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (b) Not applicable.

ITEM 12.  EXHIBITS.

     (a)(1)(A) Offer to Exchange dated September 16, 2002

     (a)(1)(B) Form of Letter of Transmittal

     (a)(1)(C) Form of Notice of Withdrawal of Tender

     (a)(1)(D) Form of Letter/Email to Eligible Option Holders Regarding Offer

     (a)(1)(E) Text of ESAP

     (a)(1)(F) Text of information provided on offer web site.

     (b)       Not applicable

     (d)(1)    Form of Restricted Stock Unit Award Agreement

     (d)(2) AT&T 1997 Long Term Incentive Program, previously filed with the Commission as Exhibit (10)(iii)(A)13 to the Company's Form 10-K for the fiscal year ended December 31, 1999

     (d)(3) AT&T 1987 Long Term Incentive Program, previously filed with the Commission as Exhibit (10)(iii)(A)2 to the Company's Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-1105)

     (g)       Not applicable


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     (h)       Not applicable

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

               Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                               /s/ Robert S. Feit
                                            -----------------------------------
                                            Name:  Robert S. Feit
                                            Title: Vice President -
                                                   Corporate and Securities Law


Date: September 16, 2002



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                               INDEX TO EXHIBITS

EXHIBIT NO.    DESCRIPTION OF EXHIBIT

(a)(1)(A)      Offer to Exchange dated September 16, 2002

(a)(1)(B)      Form of Letter of Transmittal

(a)(1)(C)      Form of Notice of Withdrawal of Tender

(a)(1)(D)      Form of Letter/Email to Eligible Option Holders Regarding Offer

(a)(1)(E)      Text of ESAP

(a)(1)(F)      Text of information provided on offer web site

(b)            Not applicable

(d)(1)         Form of Restricted Stock Unit Award Agreement

(d)(2) AT&T 1997 Long Term Incentive Program, previously filed with the Commission as Exhibit (10)(iii)(A)13 to the Company's Form 10-K for the fiscal year ended December 31, 1999

(d)(3) AT&T 1987 Long Term Incentive Program, previously filed with the Commission as Exhibit (10)(iii)(A)2 to the Company's Form 10-K for the fiscal year ended
               December 31, 1997 (File No. 1-1105)

(g)            Not applicable

(h)            Not applicable